Exhibit 99.1

Cenovus announces $32 million caribou habitat initiative

Largest single restoration project of its kind ever undertaken

Calgary, Alberta (June 14, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is announcing the details today of its $32 million, 10-year Caribou Habitat Restoration Project, an unprecedented initiative to help protect threatened woodland caribou near the company’s operations in northeastern Alberta.

“At Cenovus, we’ve been working on cutting-edge caribou habitat restoration for several years,” said Jon Mitchell, Cenovus Vice-President, Environment & Sustainability. “Today, we’re taking our voluntary efforts to a whole new level with this ambitious project to restore fragmented boreal forest in an area that is home to the Cold Lake caribou herd. While much needs to be done to support caribou recovery, we believe our project will contribute significantly to the provincial government’s developing caribou action and range plans.”

Over the course of the project, Cenovus expects to achieve a more than tenfold expansion of the caribou habitat restoration work it has already completed in northeastern Alberta, treating forest fragmentation within an area of approximately 3,900 square kilometres. This is the largest single area of caribou habitat restoration undertaken by a company anywhere in the world and goes above and beyond current regulatory requirements. Using a unique combination of proven forestry techniques tested during a three-year pilot project, Cenovus plans to restore old oil and gas seismic lines, access roads and other types of linear disturbance that have not naturally returned to forest cover over the past 20 to 30 years. This includes plans to plant approximately four million trees. These measures are expected to reduce forest fragmentation and make it more difficult for predators like wolves to hunt caribou in the open. Woodland caribou are listed as threatened under the federal Species at Risk Act (SARA).

“We can achieve a healthy environment and a prosperous economy but it requires leadership,” said Aran O’Carroll, Executive Director, Canadian Boreal Forest Agreement. “Cenovus yet again is showing that leadership with their commitment today. This is a remarkable development for boreal caribou. We welcome it and Cenovus’s commitment to work collaboratively with others, including Canadian Boreal Forest Agreement signatories, toward a comprehensive solution for the Cold Lake range as a whole.”

“Protection of habitat and landscape scale restoration of linear features are essential to help recover caribou populations in Alberta,” said Simon Dyer, Alberta Director, Pembina Institute. “Cenovus’s announcement that it will restore old seismic lines and access roads within such a large area is a significant leadership commitment and a model to support the recovery of caribou habitat elsewhere in Alberta.”

Under SARA, the federal government requires provinces with caribou populations to put in place action and range plans for caribou recovery by October 2017. On June 8, 2016 the Government of Alberta announced details of its range plan for caribou herds in northwestern Alberta. With today’s announcement, Cenovus is taking a leading role in caribou habitat restoration with the goal of helping to stabilize the Cold Lake herd population in northeastern Alberta. Details of the provincial government’s range plan for this area are expected to be announced in 2017.

Much of the restoration work completed by Cenovus to date has been done by local First Nations contracting companies, and there will continue to be opportunities for Aboriginal businesses to participate in this new 10-year initiative. Cenovus is sharing its approach to caribou habitat restoration with its peers through Canada’s Oil Sands Innovation Alliance (COSIA). The Cenovus Caribou Habitat Restoration Project is one of several coordinated industry caribou initiatives currently underway.

ADVISORY

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “achieve”, “expect”, “plan” or similar expressions and includes suggestions of future outcomes, the potential impact of the Caribou Habitat Restoration Project; and Cenovus’s plans and expectations regarding the Caribou Habitat Restoration Project. Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: the risk factors and uncertainties identified in Cenovus’s First Quarter Report, which remain accurate as of the date of this release. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in Cenovus’s most recent Annual Information Form/Form 40-F, “Risk Management” in Cenovus’s current and annual Management’s Discussion and Analysis (MD&A) and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus has been recognized as a global leader in sustainable development through its inclusion in the Dow Jones Sustainability North America and World indexes. It is also listed on the CDP Canada 200 Climate Disclosure Leadership Index. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

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